Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-153058) pertaining to the 2007 Share Incentive Plan of Agria Corporation of our report dated October 23, 2014, on the consolidated financial statements of Agria Corporation and subsidiaries (“Agria Corporation”), which expresses and unqualified opinion and includes an emphasis of matter paragraph stating that Agria Corporation adopted International Financial Reporting Standards, as issued by the International Accounting Standards Board, and changed its reporting currency to the U.S. dollar during the year ended June 30, 2014, and which report appears in this Annual Report on Form 20-F for the year ended June 30, 2014.

/s/ GHP Horwath, P.C.
GHP Horwath, P.C.
Denver, Colorado October 23, 2014